305 San Anselmo Ave. Suite 300 San Anselmo, CA 94960 T 415-480-6960 F 415-532-1612

May 31, 2011

VIA EDGAR

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4270

Washington, D.C.  20549

Attention: Terrance O’Brien

Accounting Branch Chief

Re:

Propell Corporation

File No. 000·53488

Dear Mr. O’Brien:

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Edward Bernstein